

June 7, 2012

<u>Via E-mail</u>
Ms. Marguerite Nader
Executive Vice President and Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

   Re: Equity LifeStyle Properties, Inc.
      Form 10-K for fiscal year ended December 31, 2011
      Filed February 29, 2012
      File No. 1-11718

Dear Ms. Nader:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Cicely LaMothe

         Cicely LaMothe
         Senior Assistant Chief Accountant